Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Alamo Group Inc.:

We consent to the use of our reports dated March 6, 2015, with respect to the consolidated balance sheets of Alamo Group Inc. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2014, and the effectiveness of internal control over financial reporting as of December 31, 2014 incorporated herein by reference.

Our report dated March 6, 2015, on the effectiveness of internal control over financial reporting as of December 31, 2014, contains an explanatory paragraph that states Alamo Group Inc. acquired all of the operating units of Specialized Industries LP (Specialized), Fieldquip Australia PTY, LTD (Fieldquip) and Kellands Agricultural Ltd. (Kellands) during 2014, and management excluded from its assessment of the effectiveness of Alamo Group Inc.’s internal control over financial reporting as of December 31, 2014, Specialized’s, Fieldquip’s and Kellands’ internal control over financial reporting associated with total assets of $222 million and total net sales of $118 million included in the consolidated financial statements of Alamo Group Inc. and subsidiaries as of and for the year ended December 31, 2014. Our audit of internal control over financial reporting of Alamo Group Inc. also excluded an evaluation of the internal control over financial reporting of Specialized, Fieldquip and Kellands.

/s/ KPMG LLP

Austin, Texas
May 14, 2015